Exhibit 99.2
Consent of Chartered Capital Advisors, Inc.
We hereby consent to the use of our name and to the description of our opinion letter, dated June 6, 2008, in, and to the inclusion of our opinion as Annex C to, the Proxy Statement/Prospectus of Innovive Pharmaceuticals, Inc. and CytRx Corporation made part of pre-effective Amendment No. 1 to the Registration Statement on Form S-4 of CytRx Corporation. It is understood that our consent is being delivered solely in connection with the filing of the aforementioned Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” with respect to any part of the Registration Statement for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
Chartered Capital Advisors, Inc.

By:	/s/ Ronald G. Quintero Managing Director
July 24, 2008
New York, New York